Exhibit (a)(68)

Genco Shipping & Trading Limited Board of Directors Provides Update on Review of Diana Shipping’s Revised, Non-Binding Indicative Proposal

Genco’s Advisors Engaged with Diana’s Advisors as Part of the Board’s Ongoing Review

Genco’s Board is Committed to Maximizing Shareholder Value

NEW YORK, July 23, 2026 -- Genco Shipping & Trading Limited (NYSE:GNK) (“Genco” or the “Company”), the largest U.S. headquartered drybulk shipowner focused on the global transportation of commodities, today provided an update on its Board of Directors’ review of the revised, non-binding indicative proposal of Diana Shipping Inc. (“Diana”) to acquire all outstanding common shares of Genco not already owned by Diana for consideration consisting of $24.80 per share in cash and one Diana share.

The Company issued the following statement:

Genco’s Board is committed to maximizing shareholder value. Our Board, with the assistance of its external financial and legal advisors, continues to conduct a thorough review of Diana’s indicative, non-binding proposal. As part of this review, Genco’s advisors have engaged with Diana’s advisors on multiple occasions in recent weeks to discuss the price, terms and structure of Diana’s proposal and to assess whether a transaction that fully and fairly compensates Genco shareholders could be achieved.

As the Board continues its review of Diana’s proposal, it is evaluating several important factors, such as:

•
Whether the proposal fully reflects the underlying value of Genco’s assets (NAV) and includes an appropriate control premium commensurate with Genco’s sizeable, industry‑leading platform in a rising market.

•	The value of one Diana share.

o	Diana has ascribed a $2.54 value to the stock consideration;

o	Diana’s closing stock price on June 16, the day prior to announcing its revised proposal, was $2.30;

o	Diana’s closing stock price on July 22 was $2.20;

o
The proposed new share issuance in connection with the transaction may result in substantial dilution of Diana’s current outstanding shares that could lead to a materially lower share price, reducing the consideration received by Genco shareholders; and

o	Diana’s proposed subsequent sale of 16 Genco vessels to Star Bulk at below market prices could negatively impact the value of Diana shares.

•
The cash consideration and impact of upcoming Genco dividends. Diana’s offer states that the $24.80 per share cash component of the offer is to be reduced by dividends declared, including Genco’s Q2 2026 dividend expected to be announced in early August.

Genco shareholders are well-positioned to continue benefiting from the meaningful progress we are making by executing our Comprehensive Value Strategy and delivering strong returns.

We have grown our assets, reduced our debt, lowered breakeven levels and increased our earnings and dividend capacity. We expect to continue driving compelling and growing dividends and returns for shareholders in a strengthening drybulk market.

Our Board will provide a formal response to the proposal in due course and will continue to act in the best interests of all Genco shareholders.

Reject Diana’s Separate $24.80 Per Share Tender Offer

Genco’s Board also continues to strongly recommend that shareholders protect their investment and upside potential by not tendering their shares into Diana’s inadequate $24.80 per share tender offer. This separate offer does not include a share of Diana stock, as Diana’s revised, non-binding indicative proposal does.

Shareholders should not be misled, and those who have already tendered their shares can withdraw them at any time prior to the expiration of the tender offer.

Jefferies LLC is acting as financial advisor to Genco and Herbert Smith Freehills Kramer (US) LLP and Sidley Austin LLP are serving as legal counsel to Genco. Morgan Stanley & Co. LLC is acting as special advisor to the Board of Directors.

About Genco Shipping & Trading Limited

Genco Shipping & Trading Limited is a U.S. based drybulk ship owning company focused on the seaborne transportation of commodities globally. We transport key cargoes such as iron ore, coal, grain, steel products, bauxite, cement, nickel ore among other commodities along worldwide shipping routes. Our wholly owned high quality, modern fleet of dry cargo vessels consists of the larger Newcastlemax and Capesize vessels (major bulk) and the medium-sized Ultramax and Supramax vessels (minor bulk), enabling us to carry a wide range of cargoes. Genco’s fleet consists of 43 vessels with an average age of 12.6 years and an aggregate capacity of approximately 4,935,000 dwt.

Forward-Looking Statements

This communication contains statements that may constitute forward-looking statements. These statements include, but are not limited to: statements related to the Company’s views and expectations regarding Diana Shipping Inc.’s unsolicited tender offer; any statements relating to the plans, strategies and objectives of management or the Company’s Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on the Company and its financial performance; and any statements of assumptions underlying any of the foregoing. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management’s current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this release are the following: (i) the Company’s plans and objectives for future operations; (ii) that any transaction based on Diana’s non-binding indicative proposal or otherwise may not be consummated at all; (iii) the ability of Genco and its shareholders to recognize the anticipated benefits of any such transaction; (iv) the exercise of the discretion of our Board regarding the declaration of dividends, including without limitation the amount that our Board determines to set aside for reserves under our dividend policy; and (v) other factors listed from time to time in our filings with the SEC, including, without limitation, our Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent reports on Form 8-K and Form 10-Q. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance, market developments, and the best interests of the Company and its shareholders. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves.  As a result, the amount of dividends actually paid may vary. In addition, the forward-looking statements included in this communication represent the Company’s views as of the date of this communication and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this communication.

Important Information for Investors and Shareholders

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC (available here). Any solicitation/recommendation statement filed by the Company that is required to be mailed to shareholders will be mailed to shareholders. THE COMPANY’S INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a copy of the solicitation/recommendation statement on Schedule 14D-9, any amendments or supplements thereto and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials” section of the Company’s investor relations website at https://investors.gencoshipping.com/, or by contacting Peter Allen as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Investor Contact

Peter Allen
Chief Financial Officer
Genco Shipping & Trading Limited
(646) 443-8550

Media Contact

Leon Berman
IGB Group
(212) 477-8438
lberman@igbir.com